Exhibit 99.1

iKang Announces Receipt of Competing Non-Binding “Going Private” Proposal

BEIJING, November 30, 2015 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that its board of directors (the “Board”) received on November 29, 2015 a preliminary non-binding proposal letter, dated November 27, 2015, from Jiangsu Sanyou Group Co., Ltd. (“Jiangsu Sanyou”), Cathay Capital Private Equity SAS (“Cathay”), Shenzhen Ping An Decheng Investment Co., Ltd. (“Ping An”), Taiping Guofa (Suzhou) Capital Management Co., Ltd. (“Taiping”), Sequoia China Investment Management LLP (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian,” and together with Jiangsu Sanyou, Cathay, Ping An, Taiping and Sequoia, the “Jiangsu Sanyou Buyer Group”), proposing a going-private transaction in which the Jiangsu Sanyou Buyer Group would acquire all of the outstanding Class A common shares (“Class A Shares”), Class C common shares (“Class C Shares,” and together with Class A Shares, the “Shares”) and American depositary shares (“ADSs,” each representing ½ of a Class A Share) of the Company in an all-cash transaction for US$22.00 per ADS or US$44.00 per Share (the “Jiangsu Sanyou Buyer Group Proposal”).

The Jiangsu Sanyou Buyer Group proposal letter states, among other matters, that its proposed acquisition price represents a premium of 36.9% to the closing trading price of the Company’s ADSs on August 28, 2015, the last trading day before the Company publicly announced receipt of the preliminary non-binding going private proposal letter, dated August 31, 2015, from Mr. Ligang Zhang (“Mr. Zhang”), founder, chairman and chief executive officer of iKang, and certain of his affiliated entities, and FV Investment Holdings (the “Founder Buyer Group Proposal”).  The Jiangsu Sanyou Buyer Group proposal letter further states that the Jiangsu Sanyou Buyer Group intends to finance its proposed transaction with equity capital from the members of the Jiangsu Sanyou Buyer Group.

A copy of the Jiangsu Sanyou Buyer Group proposal letter is attached as Annex A to this press release.

The special committee of independent directors, which was formed to consider the Founder Buyer Group Proposal, will carefully consider and evaluate, with the assistance of the special committee’s independent financial and legal advisors, the Jiangsu Sanyou Buyer Group Proposal, the Founder Buyer Group Proposal and the Company’s strategic alternatives.

The Board cautions the Company’s shareholders and others considering trading in its securities that no decisions have been made with respect to the Company’s response to the Jiangsu Sanyou Buyer Group Proposal or the Founder Buyer Group Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Jiangsu Sanyou Buyer Group Proposal, the Founder Buyer Group Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to these or any other transactions, except as required under applicable law.

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of November 30, 2015, iKang’s nationwide network consisted of 80(1) self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

(1) Among the 80 self-owned medical centers, two medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, whether any definitive offer will be made, or if made, whether it will be approved and consummated, and such other risks outlined in iKang’s filings with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 8599
Email: ir@ikang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com

Annex A

November 27, 2015

The Board of Directors

iKang Healthcare Group, Inc. B-6F, Shimao Tower

92A Jianguo Road

Chaoyang District, Beijing 100022

People’s Republic of China

Dear Sirs:

We, Jiangsu Sanyou Group Co., Ltd. (“Jiangsu Sanyou”), Cathay Capital Private Equity SAS (“Cathay”), Shenzhen Ping An Decheng Investment Co., Ltd. (“Ping An”), Taiping Guofa (Suzhou) Capital Management Co., Ltd. (“Taiping”), Sequoia China Investment Management LLP (“Sequoia”) and Huatai Ruilian Fund Management Co., Ltd. (“Huatai Ruilian”), are pleased to submit our preliminary non-binding proposal (“Proposal”) to acquire all of the outstanding Class A common shares (“Class A Shares”), Class C common Shares (“Class C Shares”, together with Class A Shares, the “Shares”) and American depositary shares (“ADSs”, each representing 1/2 Class A Share) of iKang Healthcare Group, Inc. (the “Company” or “iKang”) in an all-cash transaction for US$22 per ADS or US$44 per Share.

We believe that our Proposal of $22 per ADS and US$44 per Share in cash, as the case may be, provides a very attractive opportunity to the Company’s shareholders and is indisputably more favorable to the Company’s unaffiliated shareholders than the preliminary non-binding proposal from Mr. Ligang Zhang (“Mr. Zhang”), the founder, chairman and chief executive officer of the Company and certain of his affiliated entities, and FV Investment Holdings (together with Mr. Zhang and his affiliated entities, the “Insider Group”), dated August 31, 2015, to acquire all outstanding Class A Shares and ADSs not already owned by the Insider Group for US$17.8 in cash per ADS (the “Insider Proposal”).

Our offer price provides compelling value for iKang’s shareholders as compared with the Insider Proposal as it represents a highly attractive premium of approximately 36.9% to the unaffected closing price on August 28, 2015, the last trading day before iKang publicly announced receipt of the Insider Proposal, and a premium of approximately 23.6% to the Insider Proposal.

We have agreed to work with each other exclusively in pursuing the acquisition of 100% of the share capital of iKang for cash consideration of US$22 per ADS and US$44 per Share as contemplated by our Proposal (the “Transaction”). We will form an acquisition company for the purpose of implementing this Transaction.

We do not anticipate any substantive issues with respect to regulatory approvals, nor do we believe that any regulatory approval will impede or delay our ability to quickly and efficiently consummate the Transaction. We intend to finance the Transaction with equity from the members of our consortium.

We have engaged O’Melveny & Myers LLP as our international legal counsel and Tian Yuan Law Firm as our PRC legal counsel. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Transaction in a timely manner and in parallel with discussions on the definitive agreements providing for the Transaction and related transactions (collectively, “Definitive Agreements”).

As we have previously stated, our Proposal does, and the Transaction will, provide superior value to the Company’s shareholders as compared with the Insider Group’s proposal. We recognize that the Company’s Board of Directors has formed a special committee to evaluate the Insider Proposal and we are positioned to negotiate and complete the acquisition in a timely manner. While we are fully prepared to pursue the Transaction upon the terms and subject to the conditions set forth herein, we are open-minded and flexible with respect to the potential structure of the Transaction to expedite the process of delivering value to the Company’s shareholders, including working with other parties, such as Mr. Zhang, through forming a buyer group with them to implement a “going-private” transaction.

As an A share company listed in China, Jiangsu Sanyou may be under certain legal obligations to disclose this letter and we understand that in turn, the Company may then wish to make a public announcement with respect to the receipt of our Proposal. However, we are sure you will agree with us that it is in all of our interests to ensure that we otherwise proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Transaction. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation. This letter is governed by, and construed in accordance with the laws of People’s Republic of China.

About Jiangsu Sanyou. On August 2015, Meinian Onehealth Healthcare (Group) Co., Ltd (“Meinian”) became an A share listed company through the backdoor listing of Jiangsu Sanyou. Meinian is one of the largest preventive healthcare service providers in China, with more than 100 self-owned medical examination centers in more than 50 core cities in China. In 2014, Meinian provided its services to almost six million customers. Leveraging its high quality and professional medical examination services, Meinian also provides high quality healthcare management services, including preventive healthcare and wellness maintenance, to its corporate and individual customers.

About Cathay. Cathay, founded in 2006 by Mingpo Cai and Edouard Moinet, is an leading international private equity firm in the field of cross-border investment, committed to supporting the international expansion of small and medium enterprises from China, Europe and the United States. Cathay is in charge of six funds including the Cathay Capital I, the Cathay Capital II, the Sino-French Fund for small and medium enterprises, the Sino French (Midcap) Fund, the Sino French Innovation (venture capital) as well as the Cathay Capital North American Sino Fund. With more than EUR 1.5 billion in assets under management, it has invested in 44 companies across three continents. Cathay focuses on industries including consumer goods, health care, modern service industry, environment, agriculture and food security, as well as advanced technology, with teams based in Shanghai, Beijing, Paris, Munich, New York and the Silicon Valley.

About Ping An. Ping An is indirectly controlled by Ping An Insurance (Group) Company of China, Ltd (“Ping An Group”). Since established in 1988, Ping An Group has developed into a personal financial services group with three core businesses of insurance, banking and investment, enjoying parallel growth of its core and internet finance businesses. Ping An Group’s shares are jointly listed on the Hong Kong Stock Exchange (stock code: 2318) and on the Shanghai Stock Exchange (stock code: 601318).

About Taiping. Formed by Taiping Asset Management Co., Ltd. (“Taiping Asset Management”), Taiping is the asset management arm of China Taiping Insurance Holding Co., Ltd. (“CTIH”). As of Dec 31, 2014, Taiping Asset Management’s asset under management reaches RMB 330 billion (equivalent to USD 51.7 billion). CTIH, a subsidiary of China Taiping Insurance Group Co., Ltd., was listed on the Hong Kong Stock Exchange (HK 00966) on June 29, 2000. The overall business of CTIH ranges from life insurance and property insurance in mainland China and property insurance in Hong Kong, to various global underwriting of reinsurance, reinsurance brokerage, asset management, pension insurance etc. CTIH has consistently been listed in “China Fortune 500” since 2009.

About Sequoia. Sequoia is an international private equity and investment firm. Since its inception in September 2005, Sequoia China funds has initiated and managed numerous U.S dollar and RMB funds, and has become one of China’s most successful venture capital and private equity funds.

About Huatai Ruilian. Huatai Ruilian is a well-known private equity firm in China. Until October 2015, Huatai Ruilian has managed three private equity funds with more than USD$ 1.7 billion in assets under management.

We are confident that our Proposal is highly attractive to iKang and its shareholders. We encourage the Board of Directors of iKang and its special committee to take into consideration our flexibility in the proposed structure and willingness to work with Mr. Zhang as an alternative to deliver superior and immediate value to iKang’s shareholders. Jiangsu Sanyou’s senior management team, led by Mr. Rong YU, and O’Melveny & Myers LLP, our legal counsel, are available at your convenience to discuss any aspect of our Proposal.

[signatures begin on next page]

JIANGSU SANYOU GROUP CO., LTD.

By:	/s/RONG YU
Name: Rong Yu
Title: Authorized Signatory

CATHAY CAPITAL PRIVATE EQUITY SAS

By:	/s/LANCHUN DUAN
Name: Lanchun Duan
Title: Authorized Signatory

SHENZHEN PING AN DECHENG INVESTMENT CO., LTD.

By:	/s/JIAHUA SHEN
Name: Jiahua Shen
Title: Authorized Signatory

TAIPING GUOFA (SUZHOU) CAPITAL MANAGEMENT CO., LTD.

By:	/s/ZHONGHUA WANG
Name: Zhonghua Wang
Title: Authorized Signatory

SEQUOIA CHINA INVESTMENT MANAGEMENT LLP

By:	/s/KUI ZHOU
Name: Kui Zhou
Title: Authorized Signatory

HUATAI RUILIAN FUND MANAGEMENT CO., LTD.

By:	/s/ZHIJIE CHEN
Name: Zhijie Chen
Title: Authorized Signatory